Your proxy vote
is important.

You can vote online, by phone or by
mailing the enclosed voting form.
Visit the proxy voting website to
learn more!



YOUR VOTE
COUNTS

YOUR VOTE COUNTS

We recently mailed you information about our Annual Meeting of Shareholders to be held May 16, 2017, and have not yet received your proxy vote. While your vote and this communication may have crossed in the mail, we wanted to be certain we had your vote for this meeting.

> **Please vote promptly. You may vote by visiting proxyvote.com/MGEE, by telephone or by returning the enclosed proxy card. We have included instructions in this mailing.**

Watch our Video

We invite you to visit proxyvote.com/MGEE to watch a brief video to learn more about our new initiatives and our energy future as explained by Chairman Gary Wolter and Jeffrey Keebler, who recently succeeded Mr. Wolter as President and CEO of MGE Energy and Madison Gas and Electric.













MGE ENERGY

MGE ENERGY, INC.
133 SOUTH BLAIR STREET
P.O. BOX 1231
MADISON, WI 53701-1231

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com/MGEE or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date, in the case of Plan voting instructions, or the day before the meeting date, in all other cases. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, go to www.mgeenergy.com/paperless.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date, in the case of Plan voting instructions, or the day before the meeting date, in all other cases. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

RSVP FOR THE MEETING
Complete and mail separately the enclosed postage paid card or make your reservation on-line at www.proxyvote.com/MGEE. Look for the "Register for Meeting" link.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

[illegible]52-P86016 — KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MGE ENERGY, INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

Nominees:

To be elected for terms expiring in 2020:

01) Londa J. Dewey
02) Regina M. Millner
03) Thomas R. Stolper

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year 2017.	☐	☐	☐
3. Advisory Vote: Approval of the compensation of the named executive officers as disclosed in the proxy statement under the heading "Executive Compensation".	☐	☐	☐

The Board of Directors recommends you vote 1 year on the following proposal:

	1 Year	2 Years	3 Years	Abstain
4. Advisory Vote: Whether shareholder advisory votes to approve the compensation of the named executive officers as disclosed in the proxy statement should occur every:	☐	☐	☐	☐

The Board of Directors recommends you vote AGAINST the following proposal:

	For	Against	Abstain
5. Shareholder proposal relating to an electrification of the transportation sector study.	☐	☐	☐

PLAN PARTICIPANT VOTING INSTRUCTION: I instruct Vanguard Fiduciary Trust Company, as Trustee of the Madison Gas and Electric Company 401(k) Retirement Accumulation Plans ("Plan"), to vote all shares of stock that I hold within the Plan at the annual meeting, and at all adjournments thereof. This instruction revokes any previous instructions given.

NOTE: Please sign as name(s) appear(s) hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice, Proxy Statement and Annual Report are available at www.proxyvote.com/MGEE.

E18953-P86016

MGE ENERGY, INC.
Annual Meeting of Shareholders
May 16, 2017 11:00 AM
Marriott Madison West, 1313 John Q. Hammons Drive, Middleton, Wisconsin
This proxy is solicited by the Board of Directors

The undersigned hereby appoints John R. Nevin and Jeffrey C. Newman, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of MGE ENERGY, INC. Common Stock which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the annual meeting of shareholders of the Company to be held May 16, 2017, and any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSAL 1, FOR PROPOSALS 2 AND 3, 1 YEAR FOR PROPOSAL 4, AGAINST SHAREHOLDER PROPOSAL 5 AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

401(k) PLAN PARTICIPANTS: If your voting instructions are not received by the cut-off date of May 11, 2017, you will be treated as directing the Plan trustee to execute a proxy to vote your Plan shares in the same proportion as the shares for which the trustee has received timely voting instructions from the Plan participants who have given instructions.

(Continued and to be signed on reverse side)

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